Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy Texas Prepares Outreach for ITC Spin-off and Merger

Executives, Stakeholders Discuss Benefits in Briefings

Entergy Texas stakeholders will soon get a view into the planned transmission spin-off and merger with ITC Holdings, Corp. when executives from both companies host a series of meetings with industrial, residential and governmental representatives.

The informational gatherings will be held from Monday, June 18, through Wednesday, June 20, with major stakeholder groups, such as the governor’s office, the Public Utility Counsel, the Public Utility Commission staff, the attorney general’s office and the Coalition of Cities, about the benefits of the deal.

“This transaction represents a transformational step for the Entergy companies and we are eager to share this information with all of our key stakeholders,” said Deanna Rodriguez, Entergy’s vice president of regulatory and governmental affairs. “It addresses critical capital investment requirements over the next decades while laying the foundation for a stronger, more cost effective electric grid.”

The merger of Entergy’s transmission assets into ITC will provide a single focus on the performance of the transmission system in terms of planning and operation. ITC’s track record of operational excellence will be important to this region. The transaction also will provide increased financial flexibility to ensure continued delivery of reliable, affordable power to Entergy’s customers.

Along with familiarizing stakeholders with what the company plans to accomplish, leaders will also take note of any concerns expressed. The information compiled, will be considered when ETI makes its change of control filing in late summer or early fall 2012.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.